Mail Stop 3561

July 9, 2009

Mr. Dominick Pope
Chief Executive Officer
Tranquility, Inc.
PO Box 110310
Naples, FL 34108

> **Re: Tranquility, Inc.**
> **Form 10-K/A for the Fiscal Year Ended**
> **December 31, 2008 and**
> **Supplemental response filed June 29, 2009**
> **File No. 000-51413**

Dear Mr. Pope:

We have reviewed your filings and supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page 13

1. We reviewed your response to our prior comment one. Based on the audit reports filed, we note that your current auditor is taking responsibility for the entire cumulative period from inception (August 20, 1997) to December 31, 2008, except for placing reliance on the work of Gruber & Company, LLC for the years December 31, 2005 and December 31, 2006. Please advise your current independent accountant to confirm to us they are placing reliance on the predecessor accountant for those periods and not any other fiscal years

ended prior to December 31, 2005. In addition, please note that the opinion of Gruber & Company should be appropriately signed in accordance with Item 302 of Regulation S-T.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Raj Rajan, Senior Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services